Exhibit 99.1

NQ Mobile Inc. Announces Third Quarter 2012 Results

Record Net Revenues of $25.8 million, Up 127.4% Year-over-Year

Net Income Attributable to NQ Mobile was $0.3 million

GAAP Fully Diluted Earnings per ADS1 of $0.01

Non-GAAP Net Income Attributable to NQ Mobile2 was $8.1 million

Non-GAAP Fully Diluted Earnings per ADS3 of $0.16

BEIJING and DALLAS, November 12, 2012 – NQ Mobile Inc. (“NQ Mobile” or the “Company”) (NYSE: NQ), a leading global provider of mobile Internet services, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•

Net revenues increased 127.4% year-over-year to $25.8 million from $11.3 million in the corresponding period of 2011, exceeding the high end of the Company’s previous guidance of $24 million to $25 million. Excluding revenue contribution of $4.5 million from the recently acquired Beijing NationSky Network Technology, Inc. (“NationSky”), net revenues increased 88.0% year-over-year to $21.3 million.

•

Loss from operations was $1.0 million, mainly due to $7.8 million in share-based compensation expense in the third quarter of 2012, compared with an operating income of $2.1 million in the corresponding period of 2011. Non-GAAP operating income[4], increased 44.4% year-over-year to $6.8 million from $4.7 million in the corresponding period of 2011. Excluding operating income contribution of $0.5 million from NationSky, Non-GAAP operating income increased 34.6% year-over-year to $6.3 million.

•

Net income attributable to NQ Mobile was $0.3 million, compared with net income of $4.3 million in the corresponding period of 2011. Non-GAAP net income[5] increased 16.2% year-over-year to $8.1 million from $7.0 million in the corresponding period of 2011. Net income contribution from NationSky amounted to $0.2 million in the third quarter.

[1]	“ADS” is American Depositary Share. Each ADS represents five Class A common shares of NQ Mobile.
[2]	Non-GAAP net income attributable to NQ Mobile is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.
[3]	Non-GAAP fully diluted earnings per ADS is a non-GAAP financial measure, defined as non-GAAP net income attributable to common shareholders divided by the weighted average number of diluted ADSs.
[4]	Non-GAAP operating income is a non-GAAP financial measure, defined as operating income excluding share-based compensation expenses.
[5]	Non-GAAP net income is a non-GAAP financial measure, defined as net income attributable to NQ Mobile excluding share-based compensation expenses.

•

GAAP fully diluted Earnings per ADS was $0.01 and non-GAAP fully diluted Earnings per ADS was $0.16. Diluted weighted average number of ADSs outstanding increased to 51.2 million in the third quarter of 2012 from 50.1 million in the previous quarter.

•

Net cash flow generated from operations was $6.9 million in the third quarter of 2012, compared with $2.6 million in the corresponding period of 2011. Cash and cash equivalents and term deposits together amounted to $126.2 million as of September 30, 2012.

•	Deferred revenue was $10.9 million at the end of the third quarter of 2012, up 14.7% from $9.5 million at the end of the second quarter of 2012.

The Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are described in the accompanying sections of “Non-GAAP Disclosure” and “Reconciliations to Unaudited Condensed Consolidated Statements of Operations.”

Third Quarter 2012 Operating Metrics

•	Cumulative registered user accounts were 241.6 million as of September 30, 2012, compared with 122.8 million as of September 30, 2011 and 203.5 million as of June 30, 2012.

•

Average monthly active user accounts for the third quarter ended September 30, 2012 were 84.5 million, compared with 42.7 million for the corresponding period of 2011 and 69.2 million for the previous quarter ended June 30, 2012.

•

Average monthly paying user accounts for the third quarter ended September 30, 2012 were 8.2 million, compared with 5.0 million for the corresponding period of 2011 and 7.4 million for the previous quarter ended June 30, 2012.

(In millions)	As of Sept. 30, 2012	As of Sept. 30, 2011	As of June 30, 2012
Cumulative registered user accounts	241.6	122.8	203.5
China	141.9	78.5	121.8
Overseas	99.7	44.3	81.7

	Three months ended Sept. 30, 2012	Three months ended Sept. 30, 2011	Three months ended June 30, 2012

Average monthly active user accounts	84.5	42.7	69.2
China	49.7	27.1	41.1
Overseas	34.8	15.6	28.1
Average monthly paying user accounts	8.2	5.0	7.4
China	5.6	3.5	5.2
Overseas	2.6	1.5	2.2

“I am pleased to report that we again achieved a strong quarter with revenue growth exceeding the high end of the previously issued guidance. Both our registered and active user base recorded the highest sequential growth for 2012, reaching 242 million and 85 million, respectively. Additionally, we are starting to see significant revenue contribution from the NationSky acquisition for our enterprise business,” commented Dr. Henry Lin, Chairman and Co-Chief Executive Officer of NQ Mobile. “While we continue to see strong growth in the global mobile security market, we also undertook an important strategic step in broadening our mobile Internet service offerings through the acquisition of Feiliu, to further transform NQ Mobile to become a leading mobile Internet platform and services company.”

“In the third quarter, we continued our product expansion and were excited to bring more innovative products to the global market such as NQ Family Guardian,” added Omar Khan, Co-Chief Executive Officer of NQ Mobile. “With the formal opening of our new international corporate headquarters in Dallas, we remain committed to our global expansion efforts and continue to see strong momentum in international business development with newly announced agreements with Go Wireless, Wireless and Cat® Phones in the United States, Celcom in Malaysia, epay in Australia and Phones4you in the United Kingdom. Revenue from international markets today already accounts for more than 54% of our consumer business and we believe that the continued build out and investment in our international business will further drive and sustain NQ Mobile’s long term growth.”

Third Quarter 2012 Results

Revenues

Net revenues in the third quarter of 2012 were $25.8 million, an increase of 127.4% year-over-year from $11.3 million in the third quarter of 2011 and 29.3% sequentially from $20.0 million in the second quarter of 2012, exceeding the high end of the Company’s previous guidance of $24 million and $25 million. Excluding revenues of $4.5 million from NationSky, net revenues increased 88.0% year-over-year and 15.0% sequentially to $21.3 million.

Net revenues from premium mobile Internet services increased 77.4% year-over-year and 14.2% sequentially to $18.4 million in the third quarter of 2012. The increases were primarily due to the strong and steady growth in the number of paying user accounts, which reflected growth in the number of registered and active user accounts, as well as increased use of NQ Mobile’s premium services, particularly among the overseas paying user accounts, which generally pay a higher subscription rate. Revenue contribution from overseas users accounted for 54.1% of total net revenues from premium mobile Internet services in the third quarter of 2012, compared with 49.6% in the third quarter of 2011, and 51.2% in the second quarter of 2012.

Net revenues from other services in the third quarter of 2012, which include revenues from NationSky, increased 642.6% year-over-year and 91.4% sequentially to $7.4 million. Excluding the revenues of $4.5 million from NationSky, net revenues from other services were $2.9 million, representing an increase of 196.5% year-over-year and 19.7% sequentially. The increases were mainly due to the growth in revenues from secured download and delivery services for mobile applications produced by third parties. The revenues from NationSky increased 218.0% sequentially to $4.5 million in the third quarter due to the strong growth in its enterprise business and new customer gains. Excluding revenues from NationSky, net revenues from other services as a percentage of total net revenue was 13.9% in the third quarter of 2012, compared with 8.8% in the third quarter of 2011 and 13.4% in the second quarter of 2012.

Cost of Revenues

Cost of revenues in the third quarter of 2012 was $8.0 million, representing an increase of 264.0% year-over-year and 69.5% sequentially. Excluding $3.4 million of NationSky’s contribution, cost of revenues increased 109.6% year-over-year and 28.4% sequentially to $4.6 million. The year-over-year and sequential increases were primarily due to increased customer acquisition costs as a result of more users acquired in the third quarter and higher revenue sharing with mobile payment service providers consistent with the increase of revenue from mobile payment service providers.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2012 was $17.8 million, representing an increase of 94.8% year-over-year from $9.2 million in the third quarter of 2011 and 16.9% sequentially from $15.3 million in the second quarter of 2012. Gross margin, or gross profit as a percentage of net revenues, was 69.2% in the third quarter of 2012, compared with 80.7% in the third quarter of 2011 and 76.5% in the second quarter of 2012. Excluding the impact from NationSky, gross margin was 78.5% and 80.8% in the third and second quarter of 2012, respectively. Given NationSky’s lower margin business nature, gross margin is expected to decline further in the fourth quarter of 2012 as NationSky’s revenue contribution becomes greater. NationSky’s gross margin in the third quarter and second quarter of 2012 were about 24.6% and 19.9% on a standalone basis, respectively, and cost of revenues for NationSky primarily consist of the hardware device procurement cost.

Operating Expenses

Total operating expenses in the third quarter of 2012 were $18.8 million, representing an increase of 164.9% year-over-year and 36.7% sequentially. Non-GAAP operating expenses6, were $11.1 million in the third quarter of 2012, representing an increase of 146.7% year-over-year from $4.5 million in the third quarter of 2011 and 26.4% sequentially from $8.8 million in the second quarter of 2012. NationSky contributed $0.64 million in operating expenses in the third quarter of 2012.

[6]	Non-GAAP operating expenses is a non-GAAP financial measure, defined as operating expenses that exclude share-based compensation expenses.

Selling and marketing expenses were $5.7 million in the third quarter of 2012, representing an increase of 227.9% year-over-year and 52.1% sequentially. The year-over-year and sequential increases were primarily due to higher marketing and advertising spending, higher share-based compensation expenses, and higher staff costs as a result of increases in salary and headcount. Non-GAAP selling and marketing expenses7 were $4.7 million in the third quarter of 2012, representing an increase of 251.6% year-over-year and 40.3% sequentially, compared with $1.3 million in the third quarter of 2011 and $3.4 million in the second quarter of 2012. The year-over-year and sequential increases were primarily due to higher marketing and advertising spending and higher staff costs as a result of increases in salary and headcount.

General and administrative expenses were $10.3 million in the third quarter of 2012, representing an increase of 151.8% year-over-year and 27.1% sequentially. The year-over-year increase was mainly due to higher share-based compensation expenses caused by the impact of additional option and restricted shares issuance to executives and non-employee consultants since the end of the third quarter of 2011, higher staff costs from salary and headcount increases, and higher legal and professional fees resulted from acquisition and investment activities made from the second quarter of 2012. The sequential increase was primarily due to higher share-based compensation expenses and higher staff costs. Non-GAAP general and administrative expenses8 were $4.0 million in the third quarter of 2012, compared with $2.1 million in the third quarter of 2011 and $3.7 million in the second quarter of 2012. The 91.6% year-over-year increase was primarily due to higher staff costs from salary and headcount increases, higher legal and professional fees and higher consulting fees resulted from acquisition and investment activities made from the second quarter of 2012 while the 9.5% sequential increase was primarily due to higher staff costs, higher travelling and entertainment costs partially offset by lower office related expenses.

Research and development expenses were $2.8 million in the third quarter of 2012, representing an increase of 121.4% year-over-year and 47.6% sequentially. The year-over-year and sequential increases were primarily due to higher staff costs as a result of increases in salary and headcount and higher share-based compensation expenses. Non-GAAP research and development expenses9 were $2.3 million in the third quarter of 2012, representing an increase of 122.8% year-over-year and 35.4% sequentially, compared with $1.0 million in the third quarter of 2011 and $1.7 million in the second quarter of 2012. The year-over-year and sequential increases were primarily due to higher staff costs from salary and headcount increases

Operating Loss and Operating Margin

Operating loss in the third quarter of 2012 was $1.0 million, down from an income of $2.1 million in the third quarter of 2011 and an income of $1.5 million in the second quarter of 2012. The main reason for the decrease in operating income was the significant increase in share-based compensation expenses associated with newly hired executives and newly engaged non-employee consultants in the first three quarters of 2012.

[7]	Non-GAAP selling and marketing expenses is a non-GAAP financial measure, defined as selling and marketing expenses that exclude share-based compensation expenses.
[8]	Non-GAAP general and administrative expenses is a non-GAAP financial measure, defined as general and administrative expenses that exclude share-based compensation expenses.
[9]	Non-GAAP research and development expenses is a non-GAAP financial measure, defined as research and development expenses that exclude share-based compensation expenses.

Non-GAAP operating income was $6.8 million in the third quarter of 2012, representing an increase of 44.4% year-over-year from $4.7 million in the third quarter of 2011 and a sequential increase of 4.1% from $6.5 million in the second quarter of 2012. Non-GAAP operating margin10 was 26.4% in the third quarter of 2012, compared with 41.6% in the third quarter of 2011 and 32.8% in the second quarter of 2012. Excluding the impact from NationSky, non-GAAP operating margin was 29.8% and 34.5% in the third quarter and second quarter of 2012, respectively. NationSky’s operating margin was about 10.3% and 10.4% on a standalone basis in the third and second quarter of 2012, respectively.

Foreign Exchange Loss, Interest Income and Gain on change of interest in An Associate

Foreign exchange loss was $0.2 million in the third quarter of 2012, compared with a gain of $1.6 million in the third quarter of 2011 and a loss of $0.3 million in the second quarter of 2012. The foreign exchange loss was primarily attributable to the depreciation of RMB against US$ as a significant portion of IPO proceeds was converted into RMB and placed in bank deposits since the second quarter of 2011. Interest income was $0.8 million in the third quarter of 2012, compared with $0.5 million in the third quarter of 2011 and $0.8 million in the second quarter of 2012. The significant year-over-year increases were primarily due to the higher term deposit position. The company also recorded a gain on change of interest in an associate of $0.9 million in the third quarter of 2012. The Company and all other existing shareholders transferred to a new shareholder 20% of their equity interest in Feiliu, which we accounted for by equity method, in exchange for the transfer of certain intangible assets.

Income Tax

Income tax expenses were $0.31 million, compared with an income tax expense of $0.08 million in the third quarter of 2011 and an income tax expense of $0.12 million in the second quarter of 2012. The sequential and year-over-year increase is mainly due to more taxable profit generated.

Net Income

Net income attributable to NQ Mobile was $0.3 million in the third quarter of 2012, compared with an income of $4.3 million in the third quarter of 2011 and an income of $2.1 million in the second quarter of 2012. Non-GAAP net income attributable to NQ Mobile was $8.1 million in the third quarter of 2012, compared with $7.0 million in the third quarter of 2011 and $7.1 million in the second quarter of 2012.

Cash Flows and Deferred Revenue

Net cash flow generated from operations for the third quarter of 2012 was $6.9 million, compared with $2.6 million for the corresponding period of 2011 and $1.9 million for the second quarter of 2012. As of September 30, 2012, the Company had total cash position of $126.2 million ($35.1 million in cash and cash equivalents and $91.1 million in term deposits) and deferred revenue of $10.9 million.

[10]	Non-GAAP operating margin is a non-GAAP financial measure, defined as non-GAAP operating income as a percentage of net revenues.

Equity Investments

Equity investments, referring to those investments made on equity instruments, were $16.4 million as of the end of third quarter of 2012 compared to $6.7 million as of the end of second quarter of 2012 because the Company made minority equity investments in three mobile internet companies in the third quarter totaling $8.7 million of which the investment in Hesine Technologies contributed $6.4 million.

Other Business Updates and Significant Events

Phones 4u to Offer NQ Mobile Security™ in Over 600 Retail Locations across the UK

On November 12, 2012, NQ Mobile announced that UK retailer Phones 4u will offer NQ Mobile Security at retail locations across the UK. In-store availability should begin in December 2012. Phones 4u operates over 600 retail locations in the UK.

epay to Offer NQ Mobile Guard™ in Major Retail Locations Throughout Australia

On November 8, 2012, NQ Mobile announced that epay Australia will offer NQ Mobile Guard in major retail locations across Australia, including Harvey Norman and Allphones. epay, a global retail solutions provider, will offer their customers NQ Mobile’s award-winning mobile security protection for their Android devices. epay will provide license keys, in-store cards, and sales support to their partners who retail NQ Mobile Guard.

Celcom and NQ Mobile Partner to Offer Smartphone Families Protection, Connection and Peace of Mind

On November 1, 2012, NQ Mobile and Celcom Axiata Berhad, the first and foremost mobile telecommunications provider in Malaysia, announced that they will bring the 12 million Celcom subscribers easy access to the most comprehensive parental controls and management toolset available today. The agreement will promote the adoption of NQ Mobile’s NQ Family Guardian solution, a complete parental controls suite for child safety and monitoring that uniquely offers a needed balance between protection and connection. Celcom will promote NQ Mobile’s Family Guardian to new Celcom subscribers purchasing smartphones for their families and to Celcom’s existing smartphone subscribers through direct marketing, monthly SMS campaigns, retail messaging, website banners, and other targeted promotions. To facilitate the purchase of NQ Mobile applications, Celcom will also offer carrier billing support.

NQ Mobile Collaborates with Cat® Phones to Make Rugged Smartphones even Safer

On October 24, 2012, NQ Mobile announced an agreement that will bring the most effective mobile security solution available to the recently released, Android-based, Cat B10 smartphone. Under terms of the contract, all Cat® smartphones shipped in the Americas will come pre-loaded with NQ Mobile Security. This gives device owners a weapon for combating viruses, malicious URLs, and other mobile threats that is as strong as the ruggedized handset itself. A 3-month trial of all premium features will be provided to consumers who purchase the Cat B10.

Wireless to Offer NQ Mobile Guard™, NQ Mobile Vault™ for Android and NQ Family Guardian™ in More Than 80 Retail Locations across the U.S.

On October 23, 2012, NQ Mobile announced that authorized Verizon dealer Wireless will offer NQ Mobile Guard, Vault for Android and Family Guardian at more than 80 retail locations across the United States. Wireless was founded in 2001 by Shawn Cunix to provide Verizon Wireless services in central Ohio. Wireless has grown from one store and a handful of employees to 80-plus stores with over 300 employees spread across the United States.

GoWireless to Offer Mobile Guard™, NQ Mobile Vault™, and NQ Family Guardian™ in More Than 350 Verizon Premium Wireless Retail Locations across the U.S.

On October 18, 2012, NQ Mobile announced that GoWireless will now offer NQ Mobile’s award-winning applications including NQ Mobile Guard, NQ Mobile Vault for Android and NQ Family Guardian to its customers at more than 350 retail locations across the United States. GoWireless was founded in Southern California in 1995, and it has over 350 stores throughout the United States.

NQ Mobile Announces Management/Founders Lock-up

On September 5, 2012, NQ Mobile announced that RPL Holdings Limited (“RPL”), a substantial shareholder in NQ Mobile, has agreed to a two-year voluntary lock-up which will expire in September 2014. RPL, a limited liability company organized under the laws of the British Virgin Islands, is owned and controlled by the three founders of NQ Mobile, Dr. Henry Yu Lin, Dr. Vincent Wenyong Shi, and Mr. Xu Zhou (collectively, the “Founders”). As of June 30, 2012, RPL held 50,352,941 Class B common shares (equivalent to approximately 10.1 million ADSs) of NQ Mobile, representing approximately 21.2% of NQ Mobile’s outstanding common shares. Under the terms of the lock-up agreement with the Company, RPL agreed to a two-year lock-up, which means it will not sell any of its holdings until September 2014. In addition, Dr.Henry Yu Lin and Dr. Vincent Wenyong Shi have agreed not to sell any of the other NQ Mobile shares, including shares underlying stock options that they hold, totaling 5.35 million Class B common shares assuming exercise of all the outstanding options (equivalent to approximately 1.1 million ADSs), during the same lock-up period.

NQ Mobile Gains Access to Premier Mobile Messaging Technologies through Acquisition of One-third Stake in Hesine Technologies

On August 16, 2012, NQ Mobile and MediaTek Inc., a leading fabless semiconductor company for wireless communications and digital multimedia solutions, reached an agreement regarding NQ Mobile’s acquisition of approximately one-third interest in Hesine Technologies International Worldwide Inc. (“Hesine”), a wholly owned subsidiary of MediaTek and a premier mobile messaging solution provider. NQ Mobile’s Co-founder, Chairman and Co-CEO, Henry Lin, will join the Board of Directors of Hesine and provide overall strategic direction to the company under the Board’s supervision. Hesine will provide NQ Mobile with access to its premier mobile messaging solutions, which provides mobile push notification and messaging services across various radio access technologies, wireless carriers, and geographies.

Business Outlook

The Company expects net revenues to be in the range of $28.5 million and $29.5 million for the fourth quarter of 2012 and raises the full year 2012 net revenue guidance from the previously issued range of $86 million to $89 million to a range of $90 million to $91 million. The Company also initiates its revenue guidance for 2013 to be in the range of $150 million and 155 million.

The above forecast reflects the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call Information

NQ Mobile’s management will hold an earnings conference call at 8:00 p.m. U.S. Eastern Time on Monday, November 12, 2012 (9:00 a.m. Beijing/Hong Kong Time on Tuesday, November 13, 2012) to discuss results and highlights from the quarter and to answer questions.

The dial-in details for the conference call are:

U.S. Toll Free: +1 866 519 4004

International: +1 718 354 1231

Hong Kong: +852 2475 0994

United Kingdom: +44 2030598139

China Mainland: 400 620 8038 or 800 819 0121

Conference ID: 47396044

Please dial in 10 minutes before the call is scheduled to begin and provide the conference ID to join the call.

A replay of the call will be available after the conclusion of the conference call at 11:00 p.m. U.S. Eastern Time on November 12 through December 12, 2012. The dial-in details for the replay are:

U.S. Toll Free: +1 866 214 5335

International: +1 718 354 1232

Conference ID: 47396044

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of NQ Mobile’s website at http://ir.nq.com

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of trusted mobile Internet services built on its world-class acquisition, engagement and monetization platform. The company was one of the first to recognize the growing security threats targeting smartphone users and now has about 242 million registered and 85 million active user accounts globally. NQ Mobile’s cloud-based trust platform has been recognized by third-party testing facilities around the world as the most effective solution for detecting and combating mobile threats. NQ Mobile is recognized as a global pioneer in mobile innovation and technology leadership. NQ Mobile maintains dual headquarters in Dallas, TX, USA and Beijing, China. For more information on NQ Mobile, please visit http://www.nq.com.

Non-GAAP Financial Measures

To supplement the Company’s financial results prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”), NQ Mobile’s management uses non-GAAP measures of cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, which are adjusted from results based on GAAP to exclude the share-based compensation expenses. The Company also uses non-GAAP fully diluted earnings per ADS, which is the non-GAAP net income attributable to common shareholders divided by weighted average number of diluted ADS.

The Company’s non-GAAP financial information is provided as additional information to help the Company’s investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and its prospects for the future. The Company’s non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. In addition, the Company’s calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of NQ Mobile’s current financial performance and prospects for the future. A limitation of using non-GAAP cost of revenues, operating expenses, operating income and net income attributable to NQ Mobile, excluding share-based compensation expenses, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future. In order to mitigate these limitations the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from NQ Mobile’s unaudited financial information prepared in accordance with GAAP.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries please contact:

Investor Relations

NQ Mobile Inc.

Email: investors@nq.com

Phone: +852 3975 2853

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

BALANCE SHEETS

(In thousands)

	As of
	September 30, 2012	December 31, 2011
	US$	US$
ASSETS
Current assets:
Cash and cash equivalents	35,053	69,510
Term deposits	91,153	58,563
Accounts receivable, net of allowance US$647 and US$636 as of September 30, 2012 and December 31, 2011, respectively	39,971	21,379
Inventory	633	—
Prepaid expenses and other current assets	13,913	6,806

Total current assets	180,723	156,258

Equity investments	16,432	1,182
Property and equipment, net	1,928	1,078
Intangible assets, net	8,710	1,590
Goodwill	2,082	—
Other non-current assets	372	374

Total Assets	210,247	160,482

LIABILITIES
Current liabilities:
Short-term loan	710	—
Accounts payable	5,088	1,014
Receipt in advance	322	—
Deferred revenue	10,861	7,090
Accrued expenses and other current liabilities	6,559	3,656
Tax payable	788	368
Deferred tax liabilities, current	36	103

Total current liabilities	24,364	12,231

Noncurrent liabilities:
Deferred tax liabilities, non-current	720	—
Other non-current liabilities	254	—

Total Liabilities	25,338	12,231

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common shares	23	22
Additional paid-in capital	184,572	157,064
Accumulated deficit	(7,182)	(11,743)
Accumulated other comprehensive income	2,506	2,841

Total NQ Mobile Inc.’s shareholders’ equity	179,919	148,184

Non-controlling interest	4,990	67

Total shareholders’ equity	184,909	148,251

Total Liabilities and Shareholders’ Equity	210,247	160,482

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	US$	US$	US$	US$	US$

Net Revenues
Premium mobile Internet services	18,354	16,069	10,344	48,308	24,611
Other services	7,448	3,892	1,003	13,431	3,231

Total net revenues	25,802	19,961	11,347	61,739	27,842

Cost of revenues*	(7,954)	(4,693)	(2,185)	(16,068)	(5,498)

Gross profit	17,848	15,268	9,162	45,671	22,344

Operating expenses:
Selling and marketing expenses*	(5,680)	(3,735)	(1,732)	(12,607)	(4,341)
General and administrative expenses*	(10,332)	(8,130)	(4,104)	(25,001)	(10,516)
Research and development expenses*	(2,805)	(1,900)	(1,267)	(6,190)	(3,410)

Total operating expenses	(18,817)	(13,765)	(7,103)	(43,798)	(18,267)

(Loss)/Income from operations	(969)	1,503	2,059	1,873	4,077

Interest income, net	797	817	452	2,296	713
Foreign exchange (loss) / gain, net	(203)	(336)	1,642	(602)	2,119
Gain on change of interest in an associate	943	—	—	943	—
Other income, net	115	105	191	335	206

Income before income taxes	683	2,089	4,344	4,845	7,115

Income tax expense	(308)	(119)	(78)	(492)	(50)
Share of profit/(loss) from an associate	125	155	68	403	(3)

Net income	500	2,125	4,334	4,756	7,062

Net (income) / loss attributable to the non-controlling interest	(152)	(43)	3	(195)	—

Net income attributable to NQ Mobile Inc.	348	2,082	4,337	4,561	7,062

Accretion of redeemable convertible preferred shares	—	—	—	—	(535)
Allocation of net income to participating preferred shareholders	—	—	—	—	(1,595)

Net income attributable to common shareholders (Note 1)	348	2,082	4,337	4,561	4,932

Net income	500	2,125	4,334	4,756	7,062
Other comprehensive (income) / loss: foreign currency translation adjustment	(173)	(270)	472	(335)	1,016

Comprehensive income	327	1,855	4,806	4,421	8,078
Comprehensive (income) / loss attributable to non-controlling interest	(152)	(43)	3	(195)	—

Comprehensive income attributable to NQ Mobile Inc.	175	1,812	4,809	4,226	8,078

Net earnings per common share:
Basic	0.0015	0.0090	0.0189	0.0196	0.0320
Diluted	0.0014	0.0083	0.0185	0.0183	0.0285

Weighted average number of common shares outstanding:
Basic	235,248,711	232,891,181	229,699,213	232,900,331	154,247,881
Diluted	256,143,907	250,549,533	234,482,353	249,914,090	179,822,002
Net earnings per ADS (Note 2):
Basic	0.0075	0.0450	0.0945	0.0980	0.1600
Diluted	0.0070	0.0415	0.0925	0.0915	0.1425
Weighted average number of ADS outstanding (Note 2):
Basic	47,049,742	46,578,236	45,939,843	46,580,066	30,849,576
Diluted	51,228,781	50,109,907	46,896,471	49,982,818	35,964,400

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except for share and per share data)

	Three months ended			Nine months ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	US$	US$	US$	US$	US$
* Share-based compensation expense included in:

Cost of revenues	57	52	54	161	77
Selling and marketing expenses	944	360	385	1,731	711
General and administrative expenses	6,290	4,439	1,994	14,303	6,017
Research and development expenses	495	194	230	892	513

Note 1:	The net income attributable to common shareholders reflected the impact of non-cash accounting charges relating to the preferred shares. All outstanding preferred shares were automatically converted into common shares upon the completion of the Company’s IPO on May 5, 2011. Thereafter, there was no accretion and allocation of net income to the preferred shares and all net income was attributable to the common shareholders subsequent to IPO.
Note 2:	The Company was listed in May 2011, the net earnings per ADS for the three months ended March 31, 2011 is calculated using the same conversion ratio assuming the ADS was existed during such period. Each ADS represents five Class A common shares.

NQ MOBILE INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS

OF CASH FLOWS

(In thousands)

	Three months ended
	Sept 30, 2012	June 30, 2012	Sept 30, 2011
	US$	US$	US$

Cash flows from operating activities:
Net income	500	2,125	4,334
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	475	257	147
Allowance for doubtful accounts	7	71	233
Share-based compensation	7,786	5,045	2,663
Deferred income tax	(43)	(21)	(18)
Foreign exchange loss/(gain), net	203	336	(1,642)
Gain on change of interest in an associate	(943)	—	—
Share of profit of an associate	(125)	(155)	(68)
Other income from ADR depository arrangement, net of tax paid	(80)	(80)	(134)
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(7,664)	(5,439)	(3,875)
Prepaid expenses and other current assets	2,279	(1,094)	(531)
Inventory	(446)	207	—
Other non-current assets	112	—	—
Accounts payable	2,492	682	(69)
Deferred revenue	1,388	1,156	1,429
Accrued expenses and other current liabilities	692	(1,304)	149
Tax payable	301	76	15

Net cash provided by operating activities	6,934	1,862	2,633

Cash flows from investing activities:
Placement of term deposits	(27,882)	(30,040)	(30,111)
Maturities of term deposits	29,806	9,092	—
Proceeds from the repayment of the advance to Tianjin Yidatong Technology Development Co., Ltd.	—	—	42
Disbursement from the lending of the housing loans to employees	(79)	(79)	—
Proceeds from the repayment of the housing loans to employees	37	34	50
Investment in equity investees	(2,794)	(3,478)	—
Bridge loans in connection with future equity investments	(4,796)	(1,423)	—
Cash acquired from business acquisition	—	735	—
Purchase of property and equipment and intangible assets	(1,321)	(182)	(1,759)

Net cash used in by investing activities	(7,029)	(25,341)	(31,778)

Cash flows from financing activities:
Proceeds from exercising of share options	—	635	(125)

Net cash provided by financing activities	—	635	(125)

Effect of exchange rate changes on cash and cash equivalents	(353)	(543)	2,132
Net decrease in cash and cash equivalents	(448)	(23,387)	(27,138)

Cash and cash equivalents at the beginning of the period	35,501	58,888	98,448

Cash and cash equivalents at the end of the period	35,053	35,501	71,310

NQ MOBILE INC.

SUPPLEMENTARY NOTES – UNAUDITED INTERIM CONDENSED CONSOLIDATED

STATEMENT OF OPERATION

(In thousands)

	Three months ended September 30, 2012
	NQ Mobile Inc. Group excluding NationSky	NationSky	Consolidated
	US$	US$	US$

Net Revenues
Premium mobile Internet services	18,354	—	18,354
Other services	2,974	4,474	7,448

Total net revenues	21,328	4,474	25,802

Cost of revenues	(4,579)	(3,375)	(7,954)

Gross profit	16,749	1,099	17,848

Operating expenses:
Selling and marketing expenses	(5,471)	(209)	(5,680)
General and administrative expenses	(10,123)	(209)	(10,332)
Research and development expenses	(2,585)	(220)	(2,805)

Total operating expenses	(18,179)	(638)	(18,817)

(Loss)/ Income from operations	(1,430)	461	(969)

Interest income/(expense), net	807	(10)	797
Foreign exchange loss, net	(203)	—	(203)
Gain on change of interest in an associate	943	—	943
Other income, net	115	—	115

Income before income taxes	232	451	683

Income tax expense	(195)	(113)	(308)
Share of profit from an associate	125	—	125

Net income	162	338	500

Net income attributable to the non-controlling interest	—	(152)	(152)

Net income attributable to NQ Mobile Inc.	162	186	348

Net income attributable to common shareholders	162	186	348

NQ MOBILE INC.

NON-GAAP MEASURE RECONCILIATIONS

(In thousands)

	Three months ended			Nine months ended
	September 30, 2012	June 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
	US$	US$	US$	US$	US$

Selling and marketing expenses under GAAP	(5,680)	(3,735)	(1,732)	(12,607)	(4,341)
Share based compensation expense*	944	360	385	1,731	711

Non-GAAP selling and marketing expenses	(4,736)	(3,375)	(1,347)	(10,876)	(3,630)

General and administrative expenses under GAAP	(10,332)	(8,130)	(4,104)	(25,001)	(10,516)
Share based compensation expense*	6,290	4,439	1,994	14,303	6,017

Non-GAAP general and administrative expenses	(4,042)	(3,691)	(2,110)	(10,698)	(4,499)

Research and development expenses under GAAP	(2,805)	(1,900)	(1,267)	(6,190)	(3,410)
Share based compensation expense*	495	194	230	892	513

Non-GAAP research and development expenses	(2,310)	(1,706)	(1,037)	(5,298)	(2,897)

(Loss)/Income from operations under GAAP	(969)	1,503	2,059	1,873	4,077
Share based compensation expense*	7,786	5,045	2,663	17,087	7,318

Non-GAAP income from operations	6,817	6,548	4,722	18,960	11,395

Net income attributable to NQ Mobile Inc. under GAAP	348	2,082	4,337	4,561	7,062
Share based compensation expense*	7,786	5,045	2,663	17,087	7,318

Non-GAAP net income attributable to NQ Mobile Inc.	8,134	7,127	7,000	21,648	14,380

*	It represented elimination of share-based compensation expenses resulting from granting of options and restricted shares to qualified employees and consultants by the Company during the prior and current periods.